EXHIBIT 99.2


GRAPHIC PACKAGING INTERNATIONAL CORPORATION
[GRAPHIC OMITTED]


         August 4, 2000


         Dear Fellow Shareholder:


                  This letter is to notify you that Graphic Packaging International Corporation (the "Company") intends to issue shares of a new class of convertible preferred stock (the "preferred stock") to The Grover Coors Trust, an existing shareholder.

                  The sale of preferred stock is one step in a sequence of events the Company has been pursuing in order to strengthen its capital structure. Its current capital structure has a high level of senior short-term debt including a loan due August 15, 2000, in the amount of $169 million (the "One Year Loan"). The Company planned to sell several assets, including its coated recycle board mill in Kalamazoo, Michigan and apply the proceeds from the sales to pay off the One Year Loan. Due to market conditions, the Company did not sell the mill.

                  The $100 million proceeds from the sale of the preferred stock will be used to pay down the balance of the One Year Loan to approximately $69 million and the Company is negotiating to extend the due date on the balance to August 15, 2001.

                  As part of its plan, the Company is also negotiating to sell a non-core asset, and has been marketing a $100 million subordinated debt issue. Any proceeds from asset sales or a subordinated debt issuance would first be used to repay the remaining $69 million balance on the One Year Loan and then to reduce outstanding debt under the senior credit facility.

                  The purchase of the preferred stock by the Trust is contingent upon the Company securing the One Year Loan extension to August 2001, obtaining certain changes to the senior credit facility terms and other conditions outlined below. The Company expects to satisfy these conditions and to issue the convertible preferred shares to the Trust on August 15, 2000.

                  Under the policies of the New York Stock Exchange, the issuance of the preferred stock would usually require shareholder approval; however, the New York Stock Exchange has allowed the transaction to proceed without shareholder approval pursuant to Section
         312.05 of the Listed Companies Manual of the NYSE, which provides for an exception from shareholder approval when the delay in securing such approval would jeopardize the financial viability of the Company. Because of time constraints, the Company sought and received this exception. The Audit Committee and a Special Committee of the Board of Directors has approved this exception and the terms of the sale of Preferred Stock.


                   GRAPHIC PACKAGING INTERNATIONAL CORPORATION

      4455 Table Mountain Drive Golden, Colorado 80403 (303) 215-4600 phone


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                  The following is a summary of the general terms and conditions of the proposed transaction.

         A.       Summary of Proposed Transaction; Dilutive Effect

                  Series B Transaction. $100,000,000 consisting of 1,000,000 shares of 10% Series B Convertible Preferred Stock ("Preferred Stock") at $100 per share.

                  Closing:  August 15, 2000 (the "Closing Date").

                  Dilution of Common Stock. The Preferred Stock is convertible into shares of the Company's Common Stock at an initial conversion rate of 125% of the Market Price of Common Stock on the Closing Date. Accordingly, the issuance of the Preferred Stock could have a dilutive effect on the economic interests of the existing shareholders. Assuming the market price of $2.50 as of August 2, 2000, the conversion price would be $3.125 per share. Upon conversion, the Preferred Stock would be convertible into 32,000,000 shares of Common Stock, or approximately 52% of the outstanding Common Stock. On an as converted basis, the Trust would hold approximately 57% of the Company's Common Stock as of the Closing Date. Other Coors family trusts and members of the Coors family currently own approximately 38% of the Common Stock and, assuming conversion of the Preferred Stock, would own 18% of the outstanding shares at that time. The Market Price will be calculated as the average market price of common stock over the 5 days immediately preceding the Closing Date.

         B.       Summary of Purchase Agreement

                  Company Representations and Warranties: The Company will make Customary representations and warranties regarding the Company's corporate status, financial statements and SEC filings, operations and other matters, due authorization of the sale of Preferred Stock, and the absence of any material adverse change to the business, operations or financial condition of the Company.

                  Securities Exemption: The sale of Preferred Stock is exempt from the registration requirements of the Securities Act of 1933, and will, be subject to transfer restrictions imposed by that Act. However, the Company has agreed to register the Common Stock issuable upon conversion of the Preferred Stock for resale in the future.

                  Conditions of Closing the Transaction:

|X| Receipt of separate opinions that the transaction is fair to the Company and to the Trust.

|X|  Receipt of necessary approvals.

|X|  Absence of legal proceedings that would prevent the sale.

|X| Agreements with the lenders under the Revolving Credit and Term Loan Agreement dated August 2, 1999, as amended, amending the terms satisfactory to the Company and the Trust; and

|X| Approval of the Audit Committee and the Special Committee of the final terms and conditions of the Preferred Stock.

                           Termination of Agreement: The Purchase Agreement can be terminated by: (1) the mutual written consent of the Trust and the Company; (2) either the Trust or the Company if the Closing has not occurred by October 1, 2000, (3) by either the Trust or the Company if the other materially breaches any representation or warranty, with a 30-day opportunity to cure the breach; or (4) by either the Trust or the Company if the Series B Transaction is prohibited by or illegal under any law, regulation or court order.

                           Fees and Expenses: The Company has agreed to pay all fees and expenses relating to the sale of the Preferred Stock, including fees and expenses of the Trust.

         C.       Terms of the Preferred Stock

                           Dividends: 10% per annum, cumulative, payable quarterly commencing on October 1, 2000.

                           Liquidation Preference: If the Company dissolves and liquidates its assets, after payment to creditors the holders of the Preferred Stock will be entitled to receive $100 per share of their Preferred Stock (plus accrued but unpaid dividends) before payments are made to the holders of the Company's Common Stock.

                           Registration Rights: Subject to certain conditions and restrictions, the holders of the Preferred Stock will have the right to require the Company to register, at the Company's expense, the Common Stock into which the Preferred Stock are convertible. In addition, if the Company proposes to register other shares of its Common Stock, the holders of the Preferred Stock will have the right to require the Company to include in that registration the Common Stock into which the Preferred Stock are convertible, subject again to certain conditions and restrictions.

                           Conversion Features: The Preferred Stock will be convertible into shares of Common Stock upon the election of any holder of Preferred Stock. Assuming a market price of $2.50 per common share on the Closing Date, the initial conversion would be one share of Preferred Stock for every 32 shares of Common Stock, adjusted for stock splits, stock dividends, reclassifications, other distributions and the like. In addition, the conversion rate will be subject to anti dilution provisions.

                           Voting Rights: The Preferred Stock shall have one vote for every two shares of underlying stock into which it is convertible. Assuming the conversion price described above, this would entitle the Preferred Stock to 16,000,000 votes. If the Company is in default of its obligation to pay 2 consecutive dividends on the Preferred Stock, then the holders of the Preferred Stock will have the right to elect a majority of the Company's directors until that default is cured. The Preferred Stock also will have the right to vote on certain extraordinary matters.

                           Company Redemption Rights: On or after August 15, 2005, subject to certain conditions, the Company will have the right to redeem the Preferred Stock in whole or in part at $105.00 per share declining $1.00 per share per year for five years to $100 per share in 2010 and every year thereafter, plus all accumulated and unpaid dividends to the redemption date.

                  A copy of the Certificate of Designations of the Preferred Stock will be filed with the SEC and available on EDGAR.

                  If you have any questions, please call Investor Relations, at
(720) 497-4728.



         GRAPHIC PACKAGING INTERNATIONAL CORPORATION